SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January, 2011.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2010 – December 31, 2010) filed with the Tokyo Stock Exchange on Monday, January 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 31, 2011	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2010 – December 31, 2010

January 31, 2011

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 81.49 to $1.00, the approximate exchange rate prevailing at December 31, 2010.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5042 Fax: +81-3-5419-5901

E-mail: gregory_melchior@orix.co.jp

Consolidated Financial Results from April 1, 2010 to December 31, 2010

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5042
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2010 and 2009, and the Year Ended March 31, 2010

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation	Year-on-Year Change
December 31, 2010	706,186	3.8%	63,767	115.1%	74,567	107.7%	50,798	85.2%
December 31, 2009	680,587	(12.2%)	29,648	(42.0%)	35,894	156.0%	27,433	105.9%

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2010	472.60	398.51
December 31, 2009	273.70	233.26

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
December 31, 2010	8,529,358	1,316,964	1,295,765	15.2%	12,054.84
March 31, 2010	7,739,800	1,316,461	1,298,684	16.8%	12,082.56

2. Dividends for the Years Ended March 31, 2010 (Unaudited)

Dividends Per Share
March 31, 2010	75.00

3. Forecasts for the Year Ending March 31, 2011 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to Orix Corporation	Year-on-Year Change	Basic Earnings Per Share
March 31, 2011	920,000	0.0%	67,000	77.5%	623.33

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

For further details, see “Others” on page 7.

(4) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury stock, was 110,234,024 as of December 31, 2010, and 110,229,948 as of March 31, 2010.

2. The number of treasury stock was 2,744,826 as of December 31, 2010, and 2,745,701 as of March 31, 2010.

3. The average number of shares was 107,486,555 for the nine months ended December 31, 2010, and 100,228,619 for the nine months ended December 31, 2009.

1. Qualitative Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended December 31, 2010

			Fiscal period ended December 31, 2009	Fiscal period ended December 31, 2010	Change	Year on Year Change
Total Revenues		(millions of yen)	680,587	706,186	25,599	4%
Income before Income Taxes		(millions of yen)	35,894	74,567	38,673	108%
Net Income Attributable to ORIX Corporation		(millions of yen)	27,433	50,798	23,365	85%
Earnings Per Share (Basic)		(yen)	273.70	472.60	198.90	73%
	(Diluted)	(yen)	233.26	398.51	165.25	71%
ROE	(Annualized)	(%)	3.0	5.2	2.2	—
ROA	(Annualized)	(%)	0.45	0.83	0.38	—

Economic Environment

The global economy is in the process of a moderate recovery. However, recovery is occurring at different speeds in different countries. Developing economies continue to expand steadily. Conversely, proactive monetary easing continues in advanced economies and stock prices are rising, but economic improvement is lackluster.

The U.S. economy is making a mild recovery as a result of quantitative easing and tax reductions. Corporate performance is recovering and consumer spending is improving, despite housing investment remaining low and real economic recovery still a ways away.

Emerging economies in the Asian region continue to experience stable growth. Especially in China, both domestic and overseas demand is increasing. Inflation is a concern, and the fundamental monetary policy has changed from “moderately accommodative” to “moderate,” and the policy priority has shifted to controlling inflation.

The Japanese economy continues to tread water. Unemployment continues to hover at a high rate and, with stimulus measures such as eco-car subsidies having ended, consumption is also decreasing. However, with bright signs such as continuing recovery of corporate performance and increased production, economic downturn has been avoided.

Overview of Business Performance (April 1, 2010 to December 31, 2010)

Revenues for the nine-month period ended December 31, 2010 (hereinafter “the third consolidated period”) increased 4% to ¥706,186 million compared to ¥680,587 million during the same period of the previous fiscal year. The application of new accounting standards starting in this fiscal year relating to the consolidation of variable interest entities (VIEs) (see page 7) has resulted in an increase of VIEs subject to consolidation, and accordingly, an increase in interest on loans and investment securities compared to the same period of the previous fiscal year. Meanwhile, real estate sales decreased compared to the same period of the previous fiscal year due to fewer units delivered in the condominium business.

Expenses were flat year on year at ¥642,419 million for the third consolidated period. Interest expense increased compared to the same period of the previous fiscal year in line with the application of the above-mentioned new accounting standards related to VIEs. However, compared to the same period of the previous fiscal year, provision for doubtful receivables and probable loan losses significantly decreased. Also, costs of real estate sales decreased due to the above-mentioned decrease in the number of condominiums delivered, and selling, general and administrative expenses decreased as a result of the deconsolidation of ORIX Credit Corporation and ORIX Securities Corporation.

Equity in net income (loss) of affiliates significantly increased to ¥9,237 million for the third consolidated period mainly due to contributions from equity-method affiliates in the Asian region, compared to a loss recorded during the same period of the previous fiscal year resulting from an affiliate filing for protection under the Corporate Rehabilitation Law. Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, decreased due to the absence of a gain on the sale of ORIX Credit Corporation that was recorded in the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations increased 108% to ¥74,567 million compared to ¥35,894 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation rose 85% to ¥50,798 million from ¥27,433 million during the same period of the previous fiscal year.

Segment Information

All segments maintained profitability during the third consolidated period. In addition, with the exception of the Real Estate segment, profits increased for all segments compared to the same period of the previous fiscal year.

Beginning this fiscal year, the Company changed the way it measures its segment assets and segment revenues related to certain VIEs which are consolidated in accordance with the above-mentioned new accounting standards as a result of the Company’s management changing its internal performance assessment measures to manage its segments.

In addition, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and the Maintenance Leasing segment, respectively, since the first consolidated period. In addition, the real estate finance business, previously included in the Investment Banking segment, has been included in the Real Estate segment beginning in the third consolidated period.

Due to these changes, the reclassified figures are shown for the third consolidated period and the fiscal year ended March 31, 2010 (See page 12, “Segment Information”).

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues increased 4% to ¥76,561 million compared to ¥73,596 million during the same period of the previous fiscal year. This is due to increased investment in direct financing leases resulting from the purchase of Sun Telephone Co., Ltd.’s leasing receivables and the purchase of Tsukuba Lease Co., Ltd. and increased revenues from the environmental business, which were partially offset by a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of restrictions on new loan executions implemented during the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from a significant decrease in provisions for doubtful receivables and probable loan losses. As a result of restrictions on new transactions and stricter collateral requirements, the new occurrence of non-performing loans has been decreasing since the fourth consolidated period of the fiscal year ended March 31, 2009. In addition, provisions for doubtful receivables and probable loan losses have decreased due to the effects of economic recovery as corporate earnings improve.

As a result, segment profits were ¥8,778 million compared to a loss of ¥11,813 million during the same period of the previous fiscal year.

Segment assets decreased 11% to ¥1,044,672 million compared to March 31, 2010, due to a decline in the balance of installment loans offsetting an increase in investment in direct financing leases from the purchase of leasing receivables mentioned above, and new, small-sized leasing transactions.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Despite the absence of a full-fledged recovery of domestic capital expenditure and the otherwise bleak business environment outlook, the Maintenance Leasing segment revenues have remained stable through the provision of high value-added services while responding to such demands as corporations’ needs to reduce costs.

Segment revenues remained robust at ¥169,512 million compared to ¥169,980 million during the same period of the previous fiscal year due to solid revenues from the sales of used automobiles and automobile maintenance despite decreases in the average balance of investment in direct finance and operating leases compared to the same period of the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year, due to a decrease in depreciation expense as a result of a year on year decrease in the average balance of operating lease assets and a decrease in interest expense.

As a result, segment profits increased 16% to ¥20,831 million compared to ¥17,924 million during the same period of the previous fiscal year.

Segment assets increased 2% to ¥524,978 million compared to March 31, 2010 due to an increase in operating lease assets.

Real Estate Segment

This segment consists of development and rentals of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, real estate investment and advisory services, and real estate finance.

The real estate finance business, which was previously included in the Investment Banking segment, has been transferred to the Real Estate segment beginning in the third consolidated period to consolidate management with the Real Estate Headquarters for improved operational efficiency.

The condominium market has been on a recovery trend with the contract completion rate surpassing the key benchmark of 70% in both the Tokyo Metropolitan and Kinki areas despite a decrease in the monthly number of units supplied in the Kinki area. The number of condominiums delivered decreased to 568 units during the third consolidated period from 1,098 units during the same period of the previous fiscal year due to restrictions on new developments implemented prior to the Lehman Shock.

In the office building market, the vacancy rate for large buildings in urban areas has remained flat and the decline in rental rates is slowing. However, it cannot be said that the market is at the bottom as there are no signs of improved demand. However, the inflow of funds to the real estate market is improving, and sales of leased real estate are slowly increasing. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales based on real demand.

The real estate operating business consists of various facilities such as hotels, Japanese inns, golf courses and training facilities, and has stable revenues.

Segment revenues decreased 13% to ¥142,769 million compared to ¥163,526 million during the same period of the previous fiscal year due to a decrease in the number of condominiums delivered, a decrease in the average balance of installment loans and investment in securities (including specified bonds) and the absence of a gain on the sale of a large building that was recorded during the same period of the previous fiscal year, despite an increase in operating lease revenues resulting from a focus on leasing. Although segment expenses similarly declined, segment profits decreased 68% to ¥3,508 million compared to ¥11,118 million during the same period of the previous fiscal year.

Segment assets decreased 6% to ¥1,584,903 million compared to March 31, 2010 due to decreases in real estate under operating leases, installment loans and investment in securities (including specified bonds).

As a result of the above-mentioned transfer in the third consolidated period, ¥522,597 million in segment assets and a segment loss of ¥675 million from the real estate finance business have been included in this segment.

Investment Banking Segment

This segment consists of loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage.

There are signs of domestic economic recovery and there is activity in the cross-border merger and acquisition marketplace. Additionally, investment in non-performing loans needs to be addressed according to the changes in domestic and international financial regulations.

Segment revenues increased 3% to ¥49,347 million compared to ¥48,046 million during the same period of the previous fiscal year, due to an increase in installment loan revenues from the loan servicing (asset recovery) business.

Regarding segment expenses, selling, general and administrative expenses decreased compared to the same period of the previous fiscal year due to the effects of the sale of an affiliate during the previous fiscal year offsetting an increase in write-downs of securities.

Equity in net income (loss) of affiliates recorded a profit during the third consolidated period, whereas a loss was recorded during the first consolidated period of the previous fiscal year due to an affiliate filing for protection under the Corporate Rehabilitation Law.

In addition to the foregoing, a gain on the sale of a subsidiary was recorded from the sale of QB Net Co., Ltd., resulting in a segment profit of ¥10,885 million compared to a loss of ¥16,699 million during the same period of the previous fiscal year.

Segment assets remained flat at ¥476,715 million compared to March 31, 2010.

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan and the online securities brokerage businesses operated by affiliates.

In the life insurance business, insurance-related investment income remained robust and insurance-related gains are also showing favorable growth due to an increase in contracts for new products.

Installment loans at the trust and banking business increased, surpassing ¥1 trillion, and both revenues and profits are increasing. Also, Internet-based deposits are increasing steadily.

Segment revenues and expenses from the card loan and online securities brokerage business are recognized as segment profits under equity in net income (loss) of affiliates due to the share transfer and share exchange of the card loan and online securities brokerage businesses, respectively, during the previous fiscal year. Furthermore, a gain on the sale of a subsidiary was recognized for the card loan business during the second consolidated period of the previous fiscal year.

As a result, segment revenues decreased 6% to ¥109,538 million compared to ¥116,702 million during the same period of the previous fiscal year. However, segment profits increased 6% to ¥21,067 million compared to ¥19,942 million during the same period of the previous fiscal year due to decreased segment expenses, mainly from lower selling, general and administrative expenses and a decline in provision for doubtful receivables and probable loan losses.

Segment assets increased 5% to ¥1,657,021 million compared to March 31, 2010 as a result of an increase in investment securities and an increase in installment loans in the trust and banking business.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

In the U.S. there have been signs of economic recovery despite causes for concern such as a stagnant housing market and high unemployment. Conversely, high growth in the Asian region is expected to continue.

Segment revenues decreased 5% to ¥128,655 million compared to ¥135,446 million during the same period of the previous fiscal year due to decreases in gains on investment securities and revenues from operating and direct financing leases offsetting gains recorded for the sales of municipal bonds and Red Capital Group loans in the U.S.

Regarding segment expenses, cost of operating leases, interest expense, as well as provisions for doubtful receivables and probable loan losses and write-downs of securities in the U.S. decreased. As a result, segment profits increased 7% to ¥31,037 million compared to ¥28,925 million during the same period of the previous fiscal year.

Despite the effect of the appreciated yen, segment assets increased 7% to ¥921,278 million compared to March 31, 2010 due to increase in investment securities from the purchase of municipal bonds in the U.S., aircraft operating lease assets and private equity investments centered on Asian countries.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

		Fiscal Period Ended December 31, 2010	Fiscal Year Ended March 31, 2010	Change	Year on Year Change
Total Assets	(millions of yen)	8,529,358	7,739,800	789,558	10%
(Segment Assets)		6,209,567	6,284,275	(74,708)	(1%)
Total Liabilities	(millions of yen)	7,190,348	6,395,244	795,104	12%
(Long- and Short-term Debt)		5,064,555	4,409,835	654,720	15%
(Deposits)		1,025,393	853,269	172,124	20%
Shareholders’ Equity*	(millions of yen)	1,295,765	1,298,684	(2,919)	(0%)
Shareholders’ Equity Per Share*	(yen)	12,054.84	12,082.56	(27.72)	(0%)

Note: Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity.

Total assets increased 10% to ¥8,529,358 million compared to ¥7,739,800 million on March 31, 2010. Primarily due to the application of new accounting standards in this fiscal year relating to the consolidation of VIEs (see page 7), which significantly increased the amount of installment loans and investment in direct financing leases as compared to March 31, 2010. Segment assets decreased 1% to ¥6,209,567 million compared to March 31, 2010.

Regarding liabilities, the application of the new accounting standards relating to VIEs resulted in an increase in long-term debt compared to March 31, 2010. Furthermore, deposits have increased in accordance with business expansion into corporate lending in the trust and banking business.

Shareholders’ equity was flat compared to March 31, 2010 at ¥1,295,765 million.

Summary of Cash Flows

Cash and cash equivalents decreased by ¥30,735 million to ¥608,352 million compared to March 31, 2010.

Cash flows from operating activities provided ¥101,914 million during the third consolidated period, having provided ¥99,049 million during the same period of the previous fiscal year, resulting from an increase in quarterly net income compared to the same period of the previous fiscal year, an increase in trade notes, accounts payable and other liabilities, in addition to the adjustment of net income such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans).

Cash flows from investing activities provided ¥171,218 million during the third consolidated period, having provided ¥396,220 million during the same period of the previous fiscal year, due to an increase in purchases of lease equipment resulting from the purchase of leasing receivables and a decrease in sales of subsidiaries, net of cash disposed.

Cash flows from financing activities used ¥294,373 million during the third consolidated period, having used ¥276,376 million during the same period of the previous fiscal year, due to a decrease in the amount of funding raised due to the absence of a new stock issuance during the same period of the previous fiscal year.

(3) Qualitative Information Regarding Forecasts for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2011

The forecast of net income attributable to ORIX Corporation for the fiscal year ended March 31, 2011 is expected to exceed the initial fiscal year forecast of ¥57 billion (up 51% year on year) by approximately ¥10 billion chiefly due to the increased pace of recovery in the Corporate Financial Services segment and strong performance in the Overseas Business segment.

Profitability in all segments is forecasted, with segment profits forecasts as follows:

The Corporate Financial Services segment is expected to return to profitability due to enhancing “Finance + Services” and an expanded corporate client base in addition to decreased provision for doubtful receivables and probable loan losses and selling, general and administrative expenses.

Maintenance Leasing segment profits are forecasted to increase year on year through an expanded service menu and enhanced group-wide cross functional collaboration, despite the severe operating environment with decreased demand for corporate capital expenditure.

Real Estate segment profits are forecasted to increase year on year through improved rental property yield and improved profitability of the housing-related business.

The Investment Banking segment is expected to return to profitability through capitalizing on the servicer function and promoting investments.

Retail segment profits are forecasted to decrease due to gains on sales of subsidiaries recognized during the fiscal year ended March 31, 2010. Excluding these gains, profits are forecasted to increase due to increased profits from the enhanced new product lineup of the life insurance business and expanded corporate loans by the trust and banking business. This segment is positioned as an important segment in a growth stage, aiming for further expansion.

U.S. operations will expand “Finance + Services” utilizing sophisticated expertise and also expand business operations through measures such as M&A. Profit in the Asia and Oceania region is forecasted to increase by embracing economic growth in the Asian region. As a result, the Overseas Business segment is forecasted to maintain a high-level of profit as a whole.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

Effective April 1, 2010, the Company and its subsidiaries adopted FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). This Update eliminates the concept of a qualifying special-purpose entity and therefore also eliminates the exception to ASC 810-10 (“Consolidation-Variable Interest Entities”) that formerly applied to variable interest entities deemed to be qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Effective April 1, 2010, the Company and its subsidiaries adopted FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC810 (“Consolidation”)). This Update eliminates the exception to applying FIN 46(R) (ASC 810-10) with respect to variable interest entities deemed to be qualifying special-purpose entities and requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be primary beneficiary and must consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and
•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Update requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

The effect of the Updates on the Company and its subsidiaries’ financial conditions at the initial adoption date is an increase of ¥1,147 billion in total assets, an increase of ¥1,169 billion in total liabilities and a decrease of ¥22 billion in retained earnings, net of tax, respectively, in the consolidated balance sheets.

Although our total assets and liabilities are expected to increase through the consolidation of the VIEs described above, the net cash flow and economic effects of our investments in these entities have not changed. In addition, the creditors of the liabilities of the consolidated VIEs have no recourse to other assets of the Company and its subsidiaries.

(1) Condensed Consolidated Balance Sheets

(As of December 31, 2010 and March 31, 2010)

(Unaudited)

	(millions of yen, millions of US$)

Assets	December 31, 2010	March 31, 2010	U.S. dollars December 31, 2010

Cash and Cash Equivalents	608,352	639,087	7,465
Restricted Cash	118,467	77,486	1,454
Time Deposits	1,987	548	24
Investment in Direct Financing Leases	844,972	756,481	10,369
Installment Loans	3,078,909	2,464,251	37,783
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(165,708)	(157,523)	(2,033)
Investment in Operating Leases	1,234,967	1,213,223	15,155
Investment in Securities	1,125,650	1,104,158	13,813
Other Operating Assets	237,340	186,396	2,913
Investment in Affiliates	396,689	409,711	4,868
Other Receivables	200,813	210,521	2,464
Inventories	141,842	153,256	1,741
Prepaid Expenses	49,003	45,420	601
Office Facilities	103,331	96,831	1,268
Other Assets	552,744	539,954	6,783

Total Assets	8,529,358	7,739,800	104,668

Liabilities and Equity

Short-Term Debt	483,205	573,565	5,930
Deposits	1,025,393	853,269	12,583
Trade Notes, Accounts Payable and Other Liabilities	305,810	311,113	3,753
Accrued Expenses	106,908	101,917	1,312
Policy Liabilities	395,971	409,957	4,859
Current and Deferred Income Taxes	166,678	183,674	2,045
Security Deposits	125,033	125,479	1,534
Long-Term Debt	4,581,350	3,836,270	56,220

Total Liabilities	7,190,348	6,395,244	88,236

Redeemable Noncontrolling Interests	22,046	28,095	271

Commitments and Contingent Liabilities

Common Stock	143,953	143,939	1,767
Additional Paid-in Capital	179,154	178,661	2,198
Retained Earnings	1,124,573	1,104,779	13,800
Accumulated Other Comprehensive Income (Loss)	(102,696)	(79,459)	(1,260)
Treasury Stock, at Cost	(49,219)	(49,236)	(604)

ORIX Corporation Shareholders’ Equity	1,295,765	1,298,684	15,901

Noncontrolling Interests	21,199	17,777	260

Total Equity	1,316,964	1,316,461	16,161

Total Liabilities and Equity	8,529,358	7,739,800	104,668

Note 1:

	December 31, 2010	March 31, 2010	U.S. dollars December 31, 2010
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	9,245	7,495	113
Defined benefit pension plans	(8,942)	(9,092)	(110)
Foreign currency translation adjustments	(102,645)	(77,651)	(1,260)
Net unrealized gains (losses) on derivative instruments	(354)	(211)	(3)

	(102,696)	(79,459)	(1,260)

Note 2:

Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the assets of consolidated variable interested entities (VIEs) that can be used only to settle obligations of those VIEs and the liabilities of consolidated VIEs for which do not have recourse to the general credit of the Company and its subsidiaries are below.

	December 31, 2010	U.S. dollars December 31, 2010
Assets
Cash and Cash Equivalents	13,205	162
Investment in Direct Financing Leases	245,524	3,013
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	872,737	10,710
Investment in Operating Leases	187,875	2,305
Investment in Securities	28,437	349
Investment in Affiliates	16,759	206
Others	123,608	1,517

	1,488,145	18,262

Liabilities
Short-Term Debt	2,141	26
Trade Notes, Accounts Payable and Other Liabilities	12,275	151
Policy Liabilities	7,208	88
Long-Term Debt	1,180,303	14,484
Others	8,594	106

	1,210,521	14,855

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2009 and 2010)

(Unaudited)

				(millions of yen, millions of US$)

	Nine Months ended December 31, 2009	Period -over- period (%)	Nine Months ended December 31, 2010	Period -over- period (%)	U.S. dollars Nine Months ended December 31, 2010
Total Revenues :	680,587	88	706,186	104	8,666

Direct financing leases	37,694	76	38,188	101	469
Operating leases	205,658	97	212,074	103	2,602
Interest on loans and investment securities	102,967	67	127,680	124	1,567
Brokerage commissions and net gains on investment securities	12,315	—	14,014	114	172
Life insurance premiums and related investment income	83,965	95	86,393	103	1,060
Real estate sales	35,613	76	23,426	66	287
Gains on sales of real estate under operating leases	2,310	12	1,945	84	24
Other operating revenues	200,065	93	202,466	101	2,485

Total Expenses :	650,939	90	642,419	99	7,883

Interest expense	62,876	80	94,057	150	1,154
Costs of operating leases	143,640	99	141,445	98	1,736
Life insurance costs	67,183	87	65,649	98	806
Costs of real estate sales	34,872	65	25,768	74	316
Other operating expenses	111,681	86	120,075	108	1,473
Selling, general and administrative expenses	166,795	94	153,059	92	1,878
Provision for doubtful receivables and probable loan losses	48,813	97	18,898	39	232
Write-downs of long-lived assets	3,464	217	5,586	161	69
Write-downs of securities	10,279	98	18,015	175	221
Foreign currency transaction loss (gain), net	1,336	—	(133)	—	(2)

Operating Income	29,648	58	63,767	215	783

Equity in Net Income of Affiliates	177	—	9,237	—	113
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	6,069	—	1,563	26	19

Income before Income Taxes and Discontinued Operations	35,894	256	74,567	208	915

Provision for Income Taxes	14,898	129	28,497	191	350

Income from Continuing Operations	20,996	857	46,070	219	565

Discontinued Operations:
Income from discontinued operations, net	13,700		11,190		137
Provision for income taxes	(4,855)		(4,676)		(57)

Discontinued operations, net of applicable tax effect	8,845	74	6,514	74	80

Net Income	29,841	206	52,584	176	645

Net Income Attributable to the Noncontrolling Interests	566	61	185	33	2

Net Income Attributable to the Redeemable Noncontrolling Interests	1,842	881	1,601	87	20

Net Income Attributable to ORIX Corporation	27,433	206	50,798	185	623

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements–Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Cash Flows

(For the Nine Months Ended December 31, 2009 and 2010)

(Unaudited)

		(millions of yen, millions of US$)

	Nine Months ended December 31, 2009	Nine Months ended December 31, 2010	U.S. dollars Nine Months ended December 31, 2010
Cash Flows from Operating Activities:
Net income	29,841	52,584	645
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	126,945	126,181	1,548
Provision for doubtful receivables and probable loan losses	48,813	18,898	232
Decrease in policy liabilities	(33,403)	(13,986)	(172)
Equity in net (income) loss of affiliates (excluding interest on loans)	1,027	(7,622)	(94)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(6,069)	(1,563)	(19)
Gains on sales of available-for-sale securities	(5,128)	(4,876)	(60)
Gains on sales of real estate under operating leases	(2,310)	(1,945)	(24)
Gains on sales of operating lease assets other than real estate	(5,632)	(7,300)	(90)
Write-downs of long-lived assets	3,464	5,586	69
Write-downs of securities	10,279	18,015	221
Decrease (Increase) in restricted cash	931	(8,601)	(106)
Increase in trading securities	(29,363)	(34,354)	(422)
Decrease (Increase) in inventories	24,866	(1,850)	(23)
Decrease (Increase) in other receivables	(1,223)	6,400	80
Decrease in trade notes, accounts payable and other liabilities	(58,750)	(13,589)	(166)
Other, net	(5,239)	(30,064)	(368)

Net cash provided by operating activities	99,049	101,914	1,251

Cash Flows from Investing Activities:
Purchases of lease equipment	(276,722)	(412,727)	(5,065)
Principal payments received under direct financing leases	257,496	284,104	3,486
Net proceeds from securitization of lease receivables, loan receivables and securities	18,183	—	—
Installment loans made to customers	(445,595)	(529,732)	(6,501)
Principal collected on installment loans	703,797	819,086	10,051
Proceeds from sales of operating lease assets	90,951	108,763	1,335
Investment in affiliates, net	(11,044)	12,707	156
Proceeds from sales of investment in affiliates	12,530	1,283	16
Purchases of available-for-sale securities	(286,432)	(584,736)	(7,176)
Proceeds from sales of available-for-sale securities	143,984	266,074	3,265
Proceeds from redemption of available-for-sale securities	101,671	247,404	3,036
Purchases of held-to-maturity securities	(43,748)	—	—
Purchases of other securities	(10,384)	(27,965)	(343)
Proceeds from sales of other securities	19,646	18,883	232
Purchases of other operating assets	(3,234)	(9,546)	(117)
Acquisitions of subsidiaries, net of cash acquired	(10,218)	(21,545)	(264)
Sales of subsidiaries, net of cash disposed	126,721	9,107	112
Other, net	8,618	(9,942)	(122)

Net cash provided by investing activities	396,220	171,218	2,101

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(54,548)	(53,915)	(662)
Proceeds from debt with maturities longer than three months	734,902	1,128,316	13,846
Repayment of debt with maturities longer than three months	(1,195,556)	(1,469,807)	(18,037)
Net increase in deposits due to customers	139,477	126,241	1,549
Issuance of common stock	83,024	22	0
Cash dividends paid to ORIX Corporation shareholders	(6,261)	(8,061)	(99)
Cash dividends paid to redeemable noncontrolling interests	—	(5,961)	(73)
Net increase (decrease) in call money	21,600	(8,000)	(98)
Other, net	986	(3,208)	(38)

Net cash used in financing activities	(276,376)	(294,373)	(3,612)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,932	(9,494)	(118)

Net increase (decrease) in Cash and Cash Equivalents	220,825	(30,735)	(378)
Cash and Cash Equivalents at Beginning of Year	459,969	639,087	7,843

Cash and Cash Equivalents at End of Period	680,794	608,352	7,465

(4) Assumptions for Going Concern

Not applicable.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

								(millions of yen, millions of US$)

	Nine Months ended December 31, 2009		Nine Months ended December 31, 2010		U.S. dollars Nine Months ended December 31, 2010		March 31, 2010	December 31, 2010	U.S. dollars December 31, 2010
	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	73,596	(11,813)	76,561	8,778	940	108	1,178,879	1,044,672	12,820
Maintenance Leasing	169,980	17,924	169,512	20,831	2,080	256	515,716	524,978	6,442
Real Estate	163,526	11,118	142,769	3,508	1,752	43	1,677,402	1,584,903	19,449
Investment Banking	48,046	(16,699)	49,347	10,885	606	134	472,705	476,715	5,850
Retail	116,702	19,942	109,538	21,067	1,344	259	1,578,758	1,657,021	20,334
Overseas Business	135,446	28,925	128,655	31,037	1,579	381	860,815	921,278	11,305

Segment Total	707,296	49,397	676,382	96,106	8,301	1,181	6,284,275	6,209,567	76,200

Difference between Segment Total and Consolidated Amounts	(26,709)	(13,503)	29,804	(21,539)	365	(266)	1,455,525	2,319,791	28,468

Consolidated Amounts	680,587	35,894	706,186	74,567	8,666	915	7,739,800	8,529,358	104,668

Note 1:	The Company evaluates the performance for the segments based on profit or loss before income taxes and discontinued operations, adjusted for results of discontinued operations and net income attributable to the noncontrolling interests before applicable tax effect.
Note 2:

From April 1, 2010, the Company changed the measure of segments related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidations”) since the Company’s management changed its internal performance assessment measures to manage its segments. For those consolidated VIEs used, VIEs for securitization, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on an amount of the Company and its subsidiaries’ net investments in the VIEs, which is also different from the amount of total assets of the VIEs, and accordingly, segment revenues are measured at a net amount representing the revenues earned on the net investments in the VIEs.

From April 1, 2010, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and the Maintenance Leasing segment, respectively. In addition, from October 1, 2010, in line with a change of management classification, Real estate finance, which was previously included in the Investment Banking segment, have been included in the Real Estate segment.

Due to these changes, the reclassified figures are shown for the nine months ended December 31, 2009 and as of March 31, 2010.

2. Geographic Information

				(millions of yen, millions of US$)

	Nine Months ended December 31, 2019
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidate Amounts	Consolidated Amounts
Total Revenues	584,763	70,507	60,388	(35,071)	680,587
Income before Income Taxes	21,200	12,674	15,720	(13,700)	35,894

	Nine Months ended December 31, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidate Amounts	Consolidated Amounts
Total Revenues	557,031	103,462	59,280	(13,587)	706,186
Income before Income Taxes	54,720	13,903	17,134	(11,190)	74,567

	U.S. dollars Nine Months ended December 31, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidate Amounts	Consolidated Amounts
Total Revenues	6,836	1,270	727	(167)	8.666
Income before Income Taxes	671	171	210	(138)	914

Note 1:	Results of discontinued operations are included in each amount attributed to each geographic area.
Note 2:	Mainly United States
Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.